U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                          NOTICE OF EXEMPT SOLICITATION

                       Submitted pursuant to Rule 14a-6(g)

1.    Name of the Registrant:

            Piedmont Office Realty Trust, Inc.

2.    Name of person relying on exemption:

            Lex-Win Acquisition LLC

3.    Address of person relying on exemption:

            Two Jericho Plaza
            Wing A, Suite 111
            Jericho, New York 11753

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

            The attached letter was issued on November 20, 2007.

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                             LEX-WIN ACQUISITION LLC
                                Two Jericho Plaza
                                Wing A, Suite 111
                             Jericho, New York 11753

                                                               November 20, 2007

                      SHARE REDEMPTION PROGRAM OR LISTING,
                        WHICH PROVIDES GREATER LIQUIDITY?

To our fellow Piedmont stockholders, banks, brokers and financial advisors:

      In recommending in favor of a vote to extend the listing or liquidation date of Piedmont Office Realty Trust, Inc. for up to three more years, management states "we are able to offer liquidity to our stockholders who desire it through our Share Redemption Program and other liquidity programs." This statement is repeated by management in their recommendation against Madison Liquidity Investors' most recent $7.50 per share tender offer. Management fails, however, to disclose a number of reasons which make this statement clearly disingenuous. In Piedmont's Quarterly Report on Form 10-Q filed with the SEC last week, management freely acknowledges that "our share redemption program is currently suspended and even if reinstated, includes numerous restrictions that limit a stockholder's ability to sell his or her shares to us, and our board of directors may amend, suspend or terminate our share redemption program at any time upon 30 days' notice and may suspend it without notice in certain circumstances. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it may be at a discount to the price he or she originally paid for such shares... Our shares of common stock should only be viewed as a long-term investment due to the illiquid nature of our shares." (emphasis added)

      Add to their telling admission these compelling considerations regarding the Share Redemption Program:

            o From September 1, 2006 through December 31, 2006, redemptions under the plan were deferred until January 1, 2007. The plan was then suspended on April 20, 2007 and remains so to date. Also troubling was the fact that restrictions were imposed on the number of shares which could be purchased from estates, so as to favor living stockholders. How will our fellow elderly stockholders feel knowing that not only are there restrictions on their ability to sell their shares, but those restrictions may also affect their estates in the future, if management so elects?

            o Management neglects to mention that the funding for the Share Redemption Plan is dependent on Piedmont's ability to sell new shares under its dividend reinvestment program, with the maximum number of shares that can be redeemed capped at 5% of the outstanding shares. In fact, in 2006 the dividend reinvestment plan only provided funding sufficient to enable Piedmont to redeem approximately 3.5% of the outstanding shares, thereby failing to provide liquidity to all stockholders who desired liquidity. Further, any event, whether external or internal to the Company, which reduces the dividend reinvestment plan sale program will, of course, reduce funding and as a result the availability of the redemption plan to stockholders. Consequently, not only could the plan be suspended by management and not only could it be modified to the detriment of one group of stockholders over another (e.g., living stockholders vs. estate stockholders) but the absence of available funding could result in an indefinite suspension of the plan.

            o Bear in mind that Piedmont is the purchaser of the shares. Consequently, if the price, which is arbitrarily determined by management, is set too high, all non-selling stockholders are hurt by a dilution to the value of the shares they continue to hold. Conversely, if the price is set too low, stockholders who wish to and are able to redeem their shares will receive a truly inadequate price.

            o Most troubling and most obvious is that their position lacks the "beef" - management fails to state what plans are behind the proposed price. Is it better or worse than the current offer by Madison? How about the previous offer by Madison of $8.50 per share? What about our offer for $9.30 per share? We note that the most recent price under the Share Redemption Plan was $8.38 per share, $.55 less than Piedmont's most recently published net asset value, and $.92 less than our $9.30 per share offer, which management recommended that stockholders not accept.

            o Finally, how much credibility can management now possibly expect to receive in light of their repeated promises that they would list the shares: first stating it in the registration statement by which shares were sold to your clients; then again when it sought the approval of stockholders, by way of a vote, to pay Leo Wells $175 Million in stock for his worthless advisory contract? Fool me once, shame on you - Fool me twice, shame on me.

      If management is truly concerned about protecting stockholders from so-called "inadequate" offers, there is but one solution - LIST THE SHARES AS PROMISED. By doing so, the interests of both stockholders who wish to hold and stockholders who wish to sell their shares will not conflict. There will be no limitation on the number of shares that can be bought or sold, and the price for shares will be a true market price known daily through the free market rather than one set by a small group of self-interested individuals. After all, the continued absence of liquidity is what creates the problem management seeks to solve.

      Given the importance of the matter management is requesting stockholders vote on, demand that management provide answers to the issues we have raised so that you and your clients can make a fully informed decision based on all the facts.

      If you have any questions, please contact Mackenzie Partners, Inc. toll-free at (800) 322-2885 or (212) 929-5500 (collect).

                                                         Sincerely,

                                                         LEX-WIN ACQUISITION LLC


                                                         /s/ Michael L. Ashner

                                                         Michael L. Ashner
                                                         Chief Executive Officer